21002757

SEC Mail Processing Section
MAR 02 2021
Washington DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-23699

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Securities Research, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3055 Cardinal Drive
(No. and Street)

Vero Beach (City) FL (State) 32963 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thaddeus Cook (772) 231-6689
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HOROWITZ & ULLMANN, P.C.
(Name – *if individual, state last, first, middle name*)

232 MADISON AVENUE, STE 1200 (Address) NEW YORK (City) NY (State) 10016 (Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Thaddeus Cook, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Securities Research, Inc., as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

VIRGINIA GRAY
NOTARY PUBLIC
MY COMMISSION EXPIRES 11/30/25

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES RESEARCH, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2020

SECURITIES RESEARCH, INC.

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
of Securities Research, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Securities Research, Inc. (the "Company") as of December 31, 2020, the related statements of income, changes in shareholders' equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The information in Schedules number "1" through "4" has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included

determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information in Schedules number "1" through "4" is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2014.

Horowitz & Ullmann, P.C.

New York, NY
February 25, 2021

SECURITIES RESEARCH, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$ 811,937
Cash-restricted	125,000
Receivable from clearing broker	87,894
Marketable securities owned, at fair value	879,512
Right of use asset	47,208
Prepaid expense and deposits	2,737
TOTAL ASSETS	$1,954,288

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES	
Accounts payable and accrued expenses	$ 57,089
Lease liability	47,208
TOTAL LIABILITIES	104,297
SHAREHOLDERS' EQUITY	
Capital Stock	
Common share, no par value, authorized 100 shares; issued and outstanding 50 shares	500
Additional paid-in capital	1,040,466
Retained earnings	809,025
TOTAL SHAREHOLDERS' EQUITY	1,849,991
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,954,288

See independents auditor's report and accompanying notes to financial statement.

SECURITIES RESEARCH, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2020

REVENUES	
Commissions and fees	$ 783,745
Interest and dividends	245,909
Loss on investments securities	(272,195)
Total revenues	757,459
EXPENSES	
Employee compensation	477,152
Employee benefits	156,887
Commission expense	115,802
Clearance charges	80,268
Payroll taxes and fees	42,336
Occupancy	40,612
Professional fees	21,455
Registration fees	21,291
Telephone	20,936
Quotation services	16,976
Office supplies and expenses	10,671
Other expenses	28,120
Total expenses	1,032,506
NET LOSS BEFORE INCOME TAX BENEFIT	(274,047)
INCOME TAX BENEFIT	(96)
NET LOSS	$ 274,951

See independents auditor's report and accompanying notes to financial statement.

SECURITIES RESEARCH, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (274,951)
Adjustments to reconcile net loss to net cash used for operating activities:	
Loss on securities	272,195
Proceeds from sale of securities	277,207
Changes in assets and liabilities:	
Decrease in receivable from clearing broker	106,736
Decrease in accounts payable and accrued expenses	(62,525)
Increase in right of use asset	(1,779)
Increase in other liability	1,779
Total adjustments	593,613
NET INCREASE IN CASH	318,662
CASH, CASH EQUIVALENTS AND RESTRICTED CASH - Beginning of year	618,275
CASH, CASH EQUIVALENTS AND RESTRICTED CASH- End of year	$ 936,937

SUPLEMENTAL DISCLOSURE	
Cash paid for income taxes	$ 96

See independents auditor's report and accompanying notes to financial statement.

SECURITIES RESEARCH, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMER 31, 2020

	Common Stock No Par	Additional Paid-in Capital	Retained Earnings	Total
Balances January 1, 2020	$500	$1,040,466	$1,083,976	$2,124,942
Net loss	-	-	(274,951)	(274,951)
Balances December 31, 2020	$500	$1,040,466	$809,025	$1,849,991

See independents auditor's report and accompanying notes to financial statement.

1. Organization and Nature of Business

Securities Research, Inc., (the Company) was incorporated on October 16, 1978, under the laws of the State of Florida. The Company is a wholly owned subsidiary of JATS Corporation, (The Parent Company), of Lake Charles, LA. The Company is a broker-dealer registered with the SEC and is a member of various exchanges and the Financial Industry Regulatory Authority (FINRA). The home office is located in Vero Beach, Florida. The Company also has other offices in Florida and Virginia.

2. Summary of Significant Accounting Policies

Basis of Presentation
The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions and investment advisory services.

Revenue Recognition
The Company recognizes revenue in accordance with ASC Topic 606, "Revenue from Contracts with Customers". The core principal of the standard is that revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration the Company expects to be entitled to receive in exchange for those goods and services.

Commissions - The Company earns commissions on securities orders it executes on behalf of the customer. The related commission income and clearing expense are recognized on a trade-date basis. All such transactions are cleared through another broker-dealer on a fully disclosed basis.

Customer Account Fees - The Company earns fee income from customer account balances that are offered through the clearing broker and designated by the customer. The income is computed daily and paid monthly by the clearing firm. The income is recognized monthly by the Company.

Margin Balance Income - The Company earns interest income on customer margin balances. The firm's clearing broker shares the income it earns with the Company based upon total customer margin balances held by the clearing broker. The income is computed daily and paid monthly by the clearing firm. The income is recognized by the Company on a monthly basis.

Mutual Fund Sales Fees – The Company earns sales fee income on mutual fund transactions for mutual fund orders taken on behalf of its customers and executed on a fully disclosed basis through its clearing broker. The sales fee income is recognized on a trade date basis.

Securities Transactions - Profit and loss arising from securities and commodities transactions entered into for the account and risk of the Company are recorded on a settlement date basis. The Company uses the specific identification method for determining the cost basis in computing realized gains and losses.

2. Summary of Significant Accounting Policies (Continued)

Marketable securities are valued at market value based on the closing prices as listed on the securities exchange on the last business day of each month. The resulting difference between cost and market is included in income as unrealized gain or loss.

Collateralized Agreements
The Company does not engage in transactions involving securities purchased under agreements to resell or securities sold under agreement to repurchase.

Accrued Commission Receivable
The Company records accrued commission receivable for trading commissions earned but not received as of December 31, 2020. It has not recorded any provision for doubtful accounts because management believes that the accrued commission receivable will be fully collected.

Income Taxes
The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC 740, "Income Taxes." Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Cash and Cash Equivalents
For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events
Management has evaluated subsequent events through February 25, 2021 the date which the financial statements were available to be issued.

3. Fair Value Measurements

The Company adopted ASC topic 820, "Fair Value Measurements and Disclosures", which defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels.

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 – Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Inputs that are generally unobservable and typically reflect management's estimates or assumptions that market participants would use in pricing the asset or liability.

The Company's investment in marketable securities consists entirely of Level 1 securities utilizing valuation techniques consisting exclusively of quoted market prices.

4. Cash-Restricted

Cash of $125,000 has been segregated in a special deposit account with the clearing broker for the benefit of customers under agreement with the clearing broker.

5. Supplementary Cash Flow Information

Reconciliation of Cash, Cash Equivalents, and Restricted Cash:

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported with the Statement of Cash Flows that sum to the total of the same such amounts shown in the Statement of Cash Flows:

Cash and cash equivalents	$811,937
Restricted cash	125,000
Total cash, cash equivalents, and restricted cash shown in the Consolidated Condensed Statement of Cash Flows	936,937

6. Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

7. Leases

The Company records its obligations under operating leases for its offices with noncancelable terms in excess of one year in accordance with ASU No. 2016-02 "Leases (Topic 842)". The ASU requires that, for leases longer than one year, a lessee recognize in the statements of financial position a right of use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments.

The Company has recorded a right of use asset in the amount of $79,129, which is being amortized over the remaining lease term in the amount equal to the difference between the calculated straight-line expense of the total lease payments less the monthly interest calculated on the remaining lease liability. As of December 31, 2020, the Company has a long-term lease asset of $47,208 recorded in its statement of financial position.

The Company will recognize lease expense, calculated as the remaining cost of the lease allocated over the remaining lease term on a straight-line basis. Lease expense will be presented as part of occupancy expense in the statement of income. For the year ended December 31, 2020, the Company recognized $39,525 in lease expense.

For the year ended December 31, 2020, the Company paid $39,408 in rent relating to the leases. As a payment arising from an operating lease, the $39,408 will be classified within operating activities in the statement of cash flows.

8. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions, of $250,000 or 6 2/3% of aggregate indebtedness as defined, if larger. Net capital and aggregate indebtedness fluctuate from day to day but, at December 31, 2020, the Company's net capital exceeds such capital requirements by $1,367,704 and the ratio of aggregate indebtedness to net capital is .0645 to 1.

9. Income Taxes

The Company is included in the consolidated federal income tax return filed by its Parent. The Company files its own state income tax returns. The current and deferred portions of the income tax expense (benefit) included in the statement of operations as determined in accordance with ASC 740 are as follows:

	Current	Deferred	Total
Federal	$ -	$ -	$ -
State	(96)	-	(96)
	$(96)	$ -	$(96)

The Company has a net operating loss carryover of approximately $1,120,000, determined as if the Company filed a separate federal income tax return. Based upon current tax rates, the Company has recognized a deferred tax asset from the estimated tax benefit of the net operating loss carry forwards of approximately $291,000. The Company has a deferred tax liability, primarily attributable to unrealized gains on its marketable securities, of approximately $118,000, which if recognized, would be fully offset by the deferred tax asset. Based upon future expected taxable income, the Company has recorded a valuation allowance of approximately $173,000, or 100% of the expected remaining deferred tax benefit. The net change in the total valuation allowance during the year is an increase of approximately $48,000. The net operating losses can be carried forward for 20 years from the year of the loss and expire in various years through 2038.

Accounting principles generally accepted in the United States of America require the Board of Directors to evaluate tax positions taken by the Company and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Board of Directors has analyzed the tax positions taken by the Company and has concluded that as of December 31, 2020, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Board of Directors believes it is no longer subject to income tax examinations for years prior to 2017.

10. 401(k) Savings Plan

The Company maintains a 401(k) savings plan (the Plan). Substantially all employees of the Company who are scheduled to work at least 1,000 hours during each year of employment are eligible to participate in the Plan. Employees can make elective deferrals of their compensation on a pretax basis subject to certain limits. The Company matches the first 3% of employee contributions. The Company made a contribution of $3,047 for a 401(k) match in 2020.

Schedule "1"

SECURITIES RESEARCH, INC.
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
DECEMBER 31, 2020

SHAREHOLDERS EQUITY PER STATEMENT OF FINANCIAL CONDITION	$1,849,991
Deductions and/or charges:	
Prepaid expenses	2,737
TENTATIVE NET CAPITAL	1,847,254
Capital charge on investment securities	(160,932)
Capital charge on undue concentration	(68,618)
NET CAPITAL	1,617,704
Less: Minimum net capital required to be maintained ($100,000 or 6 2/3% of aggregate indebtedness, whichever is greater)	250,000
EXCESS NET CAPITAL	$1,367,704
AGGREGATE INDEBTEDNESS	
Accounts payable and accrued liabilities	$ 104,297
6 2/3% OF AGGREGATE INDEBTEDNESS	$ 6,953
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.0645 to 1

See independent auditor's report and accompanying notes to financial statements.

Schedule "2"

SECURITIES RESEARCH, INC.
RECONCILIATION OF NET CAPITAL
PURSUANT TO SEC RULE 17a-5 (d)(4)
DECEMBER 31, 2020

Net Capital, per Form X-17a-5 as of December 31, 2020, unaudited	$1,617,704
Audit adjustments	-
Net Capital per Accompanying Computation of Net Capital Under SEC Rule 15c3-1	$1,617,704

See independent auditor's report and accompanying notes to financial statements.

SECURITIES RESEARCH, INC.
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2020

The Company was exempt from the provisions of Rule 15c3-3 pursuant to Section (k)(2)(ii) under the Securities and Exchange Act of 1934 for the year ended December 31, 2020.

See independent auditor's report and accompanying notes to financial statements.

SECURITIES RESEARCH, INC.
INFORMATION RELATING TO THE
POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2020

The Company was exempt from the provisions of Rule 15c3-3 pursuant to Section (k)(2)(ii) under the Securities and Exchange Act of 1934 for the year ended December 31, 2020.

HOROWITZ & ULLMANN, P.C.
Certified Public Accountants

A member of the
AICPA Center for Audit Quality
New York State Society of CPAs
PCAOB registered

232 Madison Avenue, Suite 1200
New York, NY 10016
Telephone: (212) 532-3736
Facsimile: (212) 545-8997
E-mail: cpas@horowitz-ullmann.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
of Securities Research, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Securities Research, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which Securities Research, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(ii) (the "exemption provision") and (2) the Company stated that Securities Research, Inc. met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Horowitz & Ullmann, P.C.
New York, NY
February 25, 2021

SECURITIES RESEARCH, INC.
EXEMPTION REPORT PURSUANT TO RULE 15C3-3
YEAR ENDED DECEMBER 31, 2020

Securities Research, Inc., (the "Company"), is a registered broker-dealer subject to Rule 17a-5 promulgated by Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the fiscal year ended December 31, 2020 without exception.

Securities Research, Inc.

I, Thaddeus Cook, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: President
February 25, 2021

HOROWITZ & ULLMANN, P.C.
Certified Public Accountants

A member of the
AICPA Center for Audit Quality
New York State Society of CPAs
PCAOB registered

232 Madison Avenue, Suite 1200
New York, NY 10016
Telephone: (212) 532-3736
Facsimile: (212) 545-8997
E-mail: cpas@horowitz-ullmann.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

To the Board of Directors and Shareholders
of Securities Research, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Securities Research, Inc. (the "Company") and the SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. The Company's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards establish by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020, with the total revenue amounts reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Horowitz & Ullmann, P.C.

New York, NY
February 25, 2021

SECURITIES RESEARCH, INC.
SUPPLEMENTAL REPORT – SIPC SCHEDULE OF ASSESSMENT AND PAYMENTS FOR THE YEAR ENDED DECEMBER 31, 2020

Total revenue	$757,459
Additions:	
Loss on investment securities	272,195
Deductions:	
Commissions, floor brokerage and clearance paid to other brokers and dealers in connection with securities transactions	(80,268)
Margin interest (40%) earned on customer accounts	(94,591)
Total revenue, subject to assessment	854,795
Computation of assessment:	
For the year ended December 31, 2020 @.0015	$ 1,282
Less: Payments	
July 2020	699
Balance Due	$ 583